# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NeoVolta, Inc., CIK 0001748137
CUSIP: 640655106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12195 Dearborn Place, Poway, California (CA), 92064
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122294

## Reporting persons
- Infinite Grid Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (9.4% of the class)
  Comment: See Item 4 for additional information.
- Infinite Grid Capital Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (9.4% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: NeoVolta, Inc.
Address of issuer's principal executive offices: 12195 Dearborn Place Poway CA 92064

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Infinite Grid Capital, LP, a Delaware limited partnership ("Infinite Grid Capital") and Infinite Grid Capital Fund I, LP, a Delaware limited partnership ("Fund I"). Infinite Grid Capital is the investment manager to Fund I. Each of Infinite Grid Capital and Fund I are referred to individually as a "Filer" and collectively as the "Filers."
Address of principal business office or, if none, residence: The address for each Filer is 1401 21st Street, #11452, Sacramento, CA 95811
Citizenship: See Item 4 of the cover page of each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 5, 2026 (the "Event Date"), each Filer may be deemed to beneficially own an aggregate of 4,000,000 shares of common stock (the "Common Stock"), par value $0.001 per share (the "Shares"), of NeoVolta, Inc. (the "Issuer"). The 4,000,000 Shares reported as beneficially owned on this Schedule 13G by each Filer consists of 4,000,000 Shares held directly by Fund I. As a result, Fund I beneficially owns 9.4% of the outstanding Shares of the Issuer as of the Event Date. Infinite Grid Capital, as the investment manager to Fund I, may be deemed to beneficially own these securities. Ownership percentages are based on 42,296,525 shares of Common Stock issued and outstanding as of January 22, 2026, as reported by the Issuer in its Final Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 23, 2026.
Percent of class: 9.4
Sole power to vote or to direct the vote: 4,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, dated March 20, 2026, by and between Infinite Grid Capital LP and Infinite Grid Capital Fund I, LP.

## Signatures
- Infinite Grid Capital, LP: /s/ Zhidao Wang, By: Infinite Grid Captial, LLC, its general partner (03/20/2026)
- Infinite Grid Capital, LP: /s/ Zhidao Wang, Zhidao Wang, member (03/20/2026)
- Infinite Grid Capital Fund I, LP: /s/ Zhidao Wang, By: Infinite Grid Capital GP, LP, its general partner (03/20/2026)
- Infinite Grid Capital Fund I, LP: /s/ Zhidao Wang, By: Infinite Grid Capital GP, LLC, its general partner (03/20/2026)
- Infinite Grid Capital Fund I, LP: /s/ Zhidao Wang, Zhidao Wang/Member (03/20/2026)